JUNEE LTD

July 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Suying Li, Angela Lumley, Stacey Peikin, Jennifer Lopez Molina

Re:	Junee Ltd
Amendment No.4 to Draft Registration Statement on Form F-1
Filed May 31, 2022
CIK No. 0001897087

Dear Ms. Li, Ms. Lumley, Ms. Peikin and Ms. Molina:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on June 29, 2022, regarding our fourth amended draft Registration Statement on Form F-1 submitted on May 31, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Cover Page

1. We note your disclosure in response to comment 1. Both on the cover page and in the summary risk factors and risk factors sections, where you describe how cash is transferred through your organization, please expand to disclose that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. We note the cross-reference to this discussion; however, please provide similar disclosure above, in addition to the cross-reference.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and in the summary of risk factors and risk factor sections of the Registration Statement, where we describe how cash is transferred through our organization. We also revised the Registration Statement to disclose that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of, restrictions and limitations on the ability of us or our Hong Kong subsidiary by the PRC government to transfer cash.

Summary of Risk Factors

Risk Related to Our Corporate Structure, page 5

2. We note your disclosure here and throughout the prospectus that “Our Company currently does not have any substantive operations in Mainland China. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition, and results of operations.” Balance this disclosure here and throughout the prospectus with a discussion of the possible ramifications if the company did become subject to PRC laws/authorities, including that it could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue its current business operations.

Response: In response to the Staff’s comment, we revised our disclosure in the summary of risk factors on page 5 and throughout the Registration Statement. We acknowledged the Staff’s comment and respectfully advise the Staff that we have previously disclosed on pages 8 and 22 of the Registration Statement that if we were to become subject to PRC laws, it would “unfavorably impact the ability or the way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.”

Summary of Risk Factors, page 2

3. We note your disclosure in response to comment 3. Please further revise your disclosure in the summary of risk factors to individually and specifically address the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

For each risk here including the risks also described on the cover page, provide an individual cross-reference to the title of the relevant detailed risk factor, rather than only the page number.

Response: In response to the Staff’s comment, we further revised our disclosure on pages 5 and 28 of the Registration Statement, and respectfully advise the Staff that we have disclosed individually, and specifically addressed, the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice under the heading “Summary of Risk Factors--Risks Related to our Corporate Structure” on page 6 and “Summary of Risk Factors--Risks Related to Doing Business in Hong Kong” on page 7 of the Registration Statement. For each risk summarized, including the risks also described on the cover page, we have provided an individual cross-reference to the title of the relevant detailed risk factor, in addition to the page number.

Recent Regulatory Developments in the PRC, page 10

4. We note your disclosure in response to comment 5. Please expand your disclosure to:

• State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied; and

• Specifically address the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note your current disclosure on pages 11 and 12. Please do not limit your discussion to consequences if the CSRC or any other governmental agency subsequently determines that approval was needed for the completion of this offering.

Response: In response to the Staff’s comment, we revised page 9 of the Registration Statement to state affirmatively that we have received all requisite permissions or approvals and that no permissions or approvals have been denied. In addition, we revised our disclosure on pages 9, 10 and 11 of the Registration Statement to specifically address the consequences to us and our investors if we or our subsidiary (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change. Further, we revised on pages 10 and 11to expand our discussion beyond the consequences if the CSRC or any other governmental agency subsequently determines that approval was needed at any stage of this Offering.

5. We note your statements that “neither we nor our subsidiary is covered by permission requirements from CSRC or any other governmental agency that is required to approve our operations...[or...list] on an exchange in the U.S.” and “...neither we nor our subsidiary is covered by permission requirements from the CAC or any other government agency that is required to approve our operations.” Please expand these statements here and in your risk factors to disclose the basis for these conclusions.

Response: In response to the Staff’s comment, we revised and expanded the disclosure on pages 10, 23, 24 and 25 of the Registration Statement to disclose the basis for concluding that “neither we nor our subsidiary is covered by permission requirements from CSRC or any other governmental agency that is required to approve our operations...[or...list] on an exchange in the U.S.” and “...neither we nor our subsidiary is covered by permission requirements from the CAC or any other government agency that is required to approve our operations.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19 on Our Business, page 50

6. We note your disclosure that the “outbreak of COVID-19 in Hong Kong in early 2022 has put some of OPS HK’s projects on hold.” Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by any recent pandemic-related lockdowns in China or Hong Kong and (2) the impact of consumer demand declines in China or Hong Kong. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response: In response to the Staff’s comment, we revised our disclosure on page 50 of Registration Statement to provide that (1) our business segments, products, lines of service, projects, or operations are not materially impacted by any recent pandemic-related lockdowns in China or Hong Kong, and (2) that a downturn in Hong Kong’s economy may lead to a decline in our consumer’s demand in Hong Kong, which would likely adversely affect our business. We further revised our disclosure to provide that we and our subsidiary would endeavor to seek new business opportunities and take a conservative approach on cost budgeting, including but not limited to, withholding distribution of staff bonuses, reconsidering staffing needs and applying pressure in pricing negotiations with subcontractors and suppliers.

Exhibit, page II-3

7. We note your disclosure that “as confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, as of the date of this prospectus, neither we nor our subsidiary is covered by permission requirements from CSRC or any other governmental agency that is required to approve our operations” and “[a]s confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, based on their understanding of the PRC laws and regulations that are currently in effect, neither we nor our subsidiary, OPS HK, are currently subject to the cybersecurity review by the CAC as provided under the Measures.” Please ensure that you provide counsel’s consent. In this regard, we note that the legal opinion filed as Exhibit 99.11 is limited to Article 177 of PRC Securities Law.

Response: We acknowledged the Staff’s comment and respectfully advise the Staff that our PRC counsel, Jincheng Tongda & Neal Law Firm, has provided their consent, filed as Exhibit 23.4 to the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lisa Forcht, Esq., of Hunter Taubman Fischer& Li LLC, at 646-315-0496.

Very truly yours,

/s/ Yuk Ki (Francis) Chan
Name:	Yuk Ki (Francis) Chan
Title:	Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC

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